THE INVESTOR UNDERSTANDS THAT THE INVESTMENT CONTEMPLATED BY THIS AGREEMENT HAS NOT BEEN REVIEWED, APPROVED, OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF ANY INFORMATION GIVEN TO THE INVESTOR OR ANY OTHER INVESTOR IN ASSOCIATION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE RSAS HAVE NOT BEEN REGISTERED PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), NOR ANY APPLICABLE STATE SECURITIES LAWS, IN RELIANCE ON THE EXEMPTION FROM REGISTRATION IN SECURITIES ACT SECTION 4(a)(6) AND IN ACCORDANCE WITH SECTION 4A AND REGULATION CROWDFUNDING (SECTION 227.100 ET SEQ.). THE INVESTOR UNDERSTANDS THAT THE RSAS MUST BE HELD INDEFINITELY UNLESS THE SALE OR OTHER TRANSFER THEREOF IS SUBSEQUENTLY REGISTERED UNDER THE ACT OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. DURING THE PERIOD IN WHICH THE RSAS ARE BEING OFFERED AND SOLD BY THE COMPANY, AND FOR A PERIOD OF TWELVE MONTHS FROM THE DATE OF THE LAST SALE BY THE COMPANY OF THE RSAS IN THE OFFERING, ALL PERMITTED RESALES OF ALL OR ANY PART OF THE RSAS, BY ANY PERSON, SHALL BE MADE ONLY AS OUTLINED IN SECTION 227.501 OF THE SECURITIES ACT.

THE INVESTOR ACKNOWLEDGES AND AGREES THAT IN MAKING AN INVESTMENT DECISION, IT MUST RELY ON ITS OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THERE IS NO GUARANTEE OF RETURNS. THE INVESTOR FURTHER ACKNOWLEDGES AND AGREES THAT IT MAY LOSE ITS ENTIRE INVESTMENT.


REVENUE SHARING AGREEMENT


THIS REVENUE SHARING AGREEMENT (this "Agreement") is entered into by and between J. Johnson & Company, L.L.C., a North Carolina limited liability company (the "Company") and _____ (the "Investor"). This Agreement is one in a series of Revenue Sharing Agreements (collectively, "RSAs") being issued by the Company to Investors pursuant to the terms of those certain offering materials (as supplemented or amended from time to time) (the "Offering Materials") available on the company offering profile at https://localstake.com/businesses/j-johnson-company-llc) (the "Company Offering Profile") pursuant to which the Company will raise up to an aggregate amount of $200,000.00 from such Investors (the "Offering").

Section 1. Investment Amount.

The Investor agrees to invest the following amount: $_____ (the "Investment Amount").

Section 2. Certain Defined Terms.

For the purposes of this Agreement, certain capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in Exhibit A attached hereto and incorporated herein by reference.

Section 3. Administrative Agent.

The Investor hereby irrevocably appoints, designates and authorizes Stake Partners LLC (the "Administrative Agent") as its administrative agent under this Agreement and irrevocably authorizes the Administrative Agent to act as its agent and to take such actions as the Investor is obligated or entitled to take under the provisions of this Agreement, including, without limitation, to (a) process payments of Quarterly Revenue Share Amounts, any late payment charges and any payments made in compliance with Sections 5 or 6 of this Agreement and (b) to exercise such powers as are otherwise set forth herein, together with such other powers as are reasonably incidental thereto.

When acting as an agent for the Investor within the scope of its authority, the Administrative Agent may execute any of its duties under this Agreement by or through agents, employees or attorneys-in-fact, including third-party payment processors, and shall be entitled to advice of counsel concerning all matters pertaining to such duties. Notwithstanding any provision to the contrary contained elsewhere in this Agreement, the Administrative Agent, in its capacity as administrative agent, shall not have any duties or responsibilities, except those expressly set forth herein, nor shall the Administrative Agent have or be deemed to have any fiduciary relationship with Investor, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or otherwise exist against the Administrative Agent. The Administrative Agent, when acting within the scope of its authority, shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, telegram, facsimile, telex or telephone message, statement or other document or conversation reasonably believed by it to be genuine and to have been signed, sent or made by the Investor or its agents.

Section 4. Payments of Quarterly Revenue Share Amount; Late Payments.

Commencing with the first full calendar quarter immediately following the Closing applicable to the Investor and until such time as the Investor has received payments from the Company pursuant to this Agreement totaling, in the aggregate, the Maximum Revenue Share Amount, the Investor shall be entitled to receive a payment from the Company for each calendar quarter in an amount equal to the Quarterly Revenue Share Amount. All payments of the Quarterly Revenue Share Amount shall be paid by electronic ACH transfer to an account in the name of the Company designated by the Administrative Agent prior to the first Closing of the RSAs (the "Holding Account"), for further distribution to the Investor within thirty (30) calendar days after the last day of any calendar quarter during which any Quarterly Gross Revenues attributable to the Quarterly Revenue Share Amount are collected by the Company until the Investor has received payments from the Company pursuant to this Agreement totaling, in the aggregate, the Maximum Revenue Share Amount. For the avoidance of doubt, a payment will be considered paid by the Company when the Company has completed payment into the Holding Account by electronic means for further distribution to the Investor. The Administrative Agent shall cause its third-party payment processor to further distribute the Quarterly Revenue Share Amount, or any other payment to be further distributed to the Investor under this Agreement, and shall distribute relevant information provided by the Company for distribution to the Investor within two (2) business days of receipt.

The Investor agrees to maintain an account with the Administrative Agent with current payment information necessary for payments to the Investor to be completed. All such payments to the Investor shall be deposited into the Investor's linked account, as established on the Localstake Marketplace Platform, or any successor account thereto which may be established by the Investor on the Localstake Marketplace Platform from time to time, or through any other payment method agreed upon by the Administrative Agent and the Investor.

All payments to the Investor pursuant to this Agreement shall be reduced by any cash refunds paid (or properly accrued as payable under the Company's financial reporting policies) with respect to amounts previously reported to the Investor as Quarterly Gross Revenue.

No payment of the Quarterly Revenue Share Amount made to an Investor by the Company shall be allowed to have an interest payment that exceeds any statutory maximum interest rate imposed by Federal or state law. To the extent that a payment of the Quarterly Revenue Share Amount has an estimated interest rate that exceeds a statutory maximum interest rate imposed by Federal or state law, the Company will reduce the payment of the Quarterly Revenue Share Amount to the maximum payment allowable under Federal or state laws. The immediate future payments of the Quarterly Revenue Share Amount will include any unpaid amounts until there is no balance of any unpaid amounts.

To the extent that any payment of the Quarterly Revenue Share Amount is not paid within five (5) business days of such payment becoming due to the Investor, and the delay is not excused, the Company shall be assessed a late payment charge at an annual rate equal to 5.0% based on the number of days elapsed out of a 365 day calendar year. A delay shall be excused under this paragraph to the extent it is due to events outside of the

Company's control, including without limitation an act of God or the actions or inactions of a third-party payment processor, the Administrative Agent, or the Investor, provided that the Company will take all reasonable efforts to make the payment as soon as practicable. This late payment charge shall be cumulative and assessed once per quarter against the unpaid amounts due to the Investor from the Company from the due date until the date of payment thereof and shall accrue and be added to any balance of unpaid amounts subject to late payment.

In no event shall the Company be obligated to make a payment to the Investor under this Agreement if the aggregate amount of such payments would exceed the Maximum Revenue Share Amount.

Section 5. Payment Upon Change of Control.

Upon a Change of Control at any time prior to the payment in full of the Maximum Revenue Share Amount to the Investor, the Company shall pay into the Holding Account for further distribution to the Investor, prior to or simultaneously with the closing of such Change in Control, an amount equal to the Maximum Revenue Share Amount less the sum of all previous payments made by the Company to the Investor pursuant to this Agreement (the "Outstanding Debt"). As a direct result of the foregoing, there is no additional economic risk to the Investor associated with a Change of Control.

Section 6. Buy-Out Right of the Company.

The Company may, in its sole discretion, at any time prior to the payment in full of the Maximum Revenue Share Amount to the Investor, buy out the Company's obligations to the Investor under this Agreement and terminate this Agreement by paying the Investor an amount equal to the Outstanding Debt. As a direct result of the foregoing, there is no additional economic risk to the Investor associated with a buy out of the Company's obligations herein.

Section 7. Information Rights.

The Company will provide the Administrative Agent for further distribution to the Investor with the following information as to any period during which the RSAs are outstanding: (a) unaudited quarterly financial statements of the Company within thirty (30) days after the end of each calendar quarter; (b) management commentary on the Company's operations, sales and financial condition within thirty (30) days after the end of each calendar quarter; (c) annual financial statements of the Company within ninety (90) days after the end of each fiscal year, which may or may not be audited, as determined in the sole discretion of the managers of the Company; and (d) as soon as reasonably practicable, but in any event within thirty (30) days after it is filed, a copy of the Company's federal tax return filed with the Internal Revenue Service for each fiscal year of the Company. In addition, the Company will make available to the Investor the Company's annual report, as required to be filed under Securities Act Section 227.202, on the Company's website at https://www.hubbkitchens.com/investor_reports.

Section 8. Inspection Rights.

The Company shall maintain books, records, documents and other written evidence, consistent with its normal accounting procedures and practices, sufficient to reasonably and accurately reflect the performance of its obligations under this Agreement and the determination of the Quarterly Revenue Share Amount. Prior to the payment in full of the Maximum Revenue Share Amount to the Investor, the Investor, at the Investor's expense, shall have access, no more than once annually, upon reasonable prior notice, during regular business hours and in such a reasonable manner determined by the Company so as to not interfere with the regular business activities of the Company (including providing access simultaneously to other Investors), to this information for the sole purpose of confirming, checking, reviewing, examining or verifying the accuracy of the amounts paid to the Investor under this Agreement, to the extent reasonably necessary for such purpose.

Section 9. Events of Default; Remedies.

Each of the following events constitutes an "Event of Default" for purposes of this Agreement:

(a) if three (3) consecutive payments of the Quarterly Revenue Share Amount due to the Investor are not paid by the Company into the Holding Account for further distribution to the Investor on or prior to the due date, to the extent the delay is not excused, as defined in this Agreement, and each such non-payment continues for a period of five (5) business days thereafter, regardless of whether any previous payments remain outstanding;

(b) if any one (1) payment of the Quarterly Revenue Share Amount due to the Investor is not paid by the Company into the Holding Account for further distribution to the Investor on or prior to the due date, to the extent the delay is not excused, as defined in this Agreement, and the non-payment continues for a period of sixty (60) days thereafter;

(c) an involuntary proceeding has been commenced or an involuntary petition has been filed seeking (i) liquidation, reorganization or other relief in respect of the Company or any of its debts, or of a substantial part of its assets, under any federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company or for a substantial part of its assets, and, in any such case, such proceeding or petition has continued undismissed for sixty (60) days or an order or decree approving or ordering any of the foregoing has been entered;

(d) the Company has (i) voluntarily commenced any proceeding or filed any petition seeking liquidation, reorganization or other relief under any federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (c) immediately above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing;

(e) if (i) the Company breaches any other covenant of the Company contained in this Agreement, and such breach continues for a period of five (5) business days after the Investor, or the Administrative Agent on the Investor's behalf, delivers written notice of the breach to the Company, or (ii) any representation or warranty made in this Agreement by the Company shall be materially incorrect when made or deemed made.

If an Event of Default occurs under this Section 9(a), Section 9(b), or Section 9(e) and is continuing, then an amount equal to the Outstanding Debt shall, at the option of the Investor (as communicated by the Investor or the Administrative Agent on its behalf) and, in the case of an Event of Default pursuant to this Section 9(c) or Section 9(d), automatically, become immediately due and payable by the Company to the Investor.

Section 10. Unsecured Obligations of the Company; Subordination.

Notwithstanding anything contained herein to the contrary, the obligations of the Company to the Investor under this Agreement shall be unsecured obligations of the Company, which carry no voting rights as it relates to the operations of the Company. The obligations in this Agreement are the corporate obligation of the Company only and no recourse shall be had against any past, present or future member or manager of the Company directly.

The rights and indebtedness evidenced by this Agreement are subordinated and junior in right of payment, to the extent and in the manner enforceable by Federal and applicable state laws, to all indebtedness owed by the Company to the "Senior Creditor(s)" of the Company, as identified in Exhibit A, whether now existing or hereafter arising, plus all interest, expenses, and fees related thereto (such indebtedness, hereinafter referred to as the "Senior Debt"). If at any point in the future, non-senior, unsecured debt financing is obtained by the Company, this Agreement shall be senior in its position among all unsecured creditors.

Upon the Administrative Agent's receipt of notice from a Senior Creditor of a default by the Company under the Senior Debt, the Company shall stop making payments under this Agreement and the Administrative Agent shall stop accepting such payments. Any payments received by the Administrative Agent and/or the Investor after receipt of such notice shall be held in trust by the Administrative Agent for the benefit of the Senior Creditor(s) and shall be immediately paid over to Senior Creditor(s), or its designated representative, for application to the payment of the Senior Debt, until all the Senior Debt is paid in full.

Upon request by the Company, or Senior Creditor(s) and provided that no unexcused default shall have occurred under this Agreement, the Investor hereby authorizes the Administrative Agent to enter into a mutually-acceptable and commercially reasonable subordination agreement with any Senior Creditor, on behalf of the Investors in the RSAs, subordinating the Company's obligations to the Investors to the extent and in the manner set forth in the paragraph above up to the lesser of (a) the principal amount of the indebtedness to such Senior Creditor, or (b) the Outstanding Debt.

If there shall occur any receivership, insolvency, assignment for the benefit of creditors, bankruptcy, reorganization, or arrangements with creditors (whether or not pursuant to bankruptcy or other insolvency laws), sale of all or substantially all of the assets, dissolution, liquidation, or any other marshaling of the assets and liabilities of Company, (i) no amount shall be paid by the Company to the Investor unless and until the principal amount of the Senior Debt has been paid in full, and (ii) no claim or proof of claim shall be filed with the Company by or on behalf of the Investors in the RSAs which shall assert any right to receive any payments except subject to the payment in full of the principal of and interest on all of the Senior Debt then outstanding.

Subject to the foregoing paragraphs, nothing contained in this Section 10 shall impair, as between the Company and the Investor, the obligation of the Company, subject to the terms and conditions hereof, to pay to the Investor the Quarterly Revenue Share Amount as and when the same become due and payable, or shall prevent the Investor and the Administrative Agent, upon default hereunder, from exercising all rights, powers and remedies otherwise provided herein or by applicable law.

Section 11. Termination.

This Agreement and the Company's obligation to pay the Quarterly Revenue Share Amount shall automatically terminate upon the receipt by the Investor of payments from the Company pursuant to this Agreement totaling, in the aggregate, the Maximum Revenue Share Amount; provided, however, in the event the Investor has not received the Maximum Revenue Share Amount prior to the date equivalent to 60 months from the date the first payment to the Investor becomes due under the terms of this Agreement (the "Termination Date"), the Company shall pay the Outstanding Debt to the Investor, on or before the Termination Date.

Section 12. Use and Ownership of Confidential Information.

The Investor agrees (a) to use all Confidential Information only to the extent necessary to enable the Investor to assess the Investor's investment in the Company and the Company's determination of the Quarterly Revenue Share Amount; (b) not to disclose or provide any Confidential Information to any person or entity without the Company's prior written consent; and (c) not to copy or reproduce any of the Confidential Information. Ownership of all right, title and interest in the Confidential Information shall remain at all times with the Company, and nothing in this Agreement shall give any right, title or interest in, or license to, any such Confidential Information to the Investor (or any other person or entity). The Investor's obligations set forth in this Section 12 shall indefinitely survive the termination of this Agreement.

Section 13. Notices.

All notices and other communications hereunder shall be in writing and shall be deemed duly delivered if delivered personally (upon receipt), or one (1) business day after being delivered by a recognized overnight delivery service, or upon transmission, if sent via electronic mail (with confirmation of receipt). Notices to each party shall be addressed as follows:

if to the Company, to:

J. Johnson & Company, L.L.C.
Attn: Jason T Johnson
P.O. Box 46751
Raleigh, North Carolina, 27620
jason.johnson@hubbkitchens.com

if to the Administrative Agent, to:

Stake Partners LLC
Attn: Brandon Smith
9465 Counselors Row, Suite 200
Indianapolis, IN 46240
brandon.smith@localstake.com

if to the Investor, to: the address set forth on the signature page hereto or the Investor's registered email address with the Placement Agent.

Any party may specify a different address for notices to be sent by providing at least five (5) days' prior written notice of such change in address to the other parties.

Section 14. Consent to Electronic Delivery.

The Investor hereby agrees that the Company and Administrative Agent may deliver all RSAs, notices, financial statements, tax reports, valuations, reports, reviews, analyses or other materials, and any and all other documents, information and communications concerning the affairs of the Company, including, without limitation, information about the investment, required or permitted to be provided to the Investor under the RSAs or hereunder by means of e-mail or by posting on an electronic message board or by other means of electronic communication. Because the Administrative Agent operates principally on the Internet, the Investor will need to consent to transact business with the Administrative Agent online and electronically. As part of doing business with the Administrative Agent, therefore, the Company also needs the Investor to consent to the Company giving the Investor certain disclosures electronically, either via the Company Offering Profile or to the email address the Investor provides to the Company. By entering into this Agreement, the Investor consents to receive electronically all RSAs, documents, communications, notices, contracts, and agreements arising from or relating in any way to the Investor's or the Company's rights, obligations or services under this Agreement.

Section 15. Entire Agreement and Amendments.

This Agreement may not be modified or amended except pursuant to a written instrument signed by the Company, the Administrative Agent and the holders of a majority of the then outstanding principal amount of the RSAs. Except as otherwise expressly provided herein, this Agreement with respect to the Company the Administrative Agent and the Investor, and this Agreement and the Subscription Agreement with respect only to the Company and the Investor represent(s) the entire agreement between the relevant parties regarding the subject matter hereof and supersedes all prior or contemporaneous communications, promises, and proposals, whether oral, written, or electronic, between them.

Section 16. Severability.

In case any provision contained in this Agreement should be invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

Section 17. Successors and Assigns.

The rights and benefits of this Agreement shall inure to the benefit of, and be enforceable by, the parties' successors and assigns. The rights and obligations of the Investor under this Agreement may only be assigned with the prior written consent of the Company and the Administrative Agent. This Agreement may be sold, assigned, or otherwise transferred only pursuant to an effective registration under the federal securities laws and qualification under applicable state securities laws, or an exemption from the registration and qualification requirements of the applicable state and federal laws, and the Company shall have received evidence of such exemption. This Agreement is transferable only on the books of the Company.

Section 18. Governing Law.

This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of North Carolina, without giving effect to the principles of conflicts of law.

Section 19. Counterparts.

This Agreement may be executed in three or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other party.

Section 20. Liability of Administrative Agent.

Neither the Administrative Agent nor any person to whom the Administrative Agent has delegated authority to act within the scope of the Administrative Agent's authority as Administrative Agent shall (i) be liable for any action taken or omitted to be taken by any of them under or in connection with this Agreement (except for its own gross negligence or willful misconduct), or (ii) be responsible in any manner to the Company or the Investor for any statement, representation or warranty made by the Company to the Investor or by the Investor to the Company, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement, or for any failure of the Investor or the Company to perform its respective obligations hereunder.

Section 21. Indemnification.

The Investor agrees to indemnify and reimburse the Administrative Agent, ratably (based on the Investor's pro rata share of the outstanding principal amount of the RSAs) from and against any and all actual liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever (other than those expenses and costs to be borne by the Administrative Agent in the ordinary course of its or its agents' fulfillment of administrative agent services under this Agreement), which may be imposed on, incurred by, or asserted against the Administrative Agent in any way relating to or arising out of this Agreement or any action taken or omitted under this Agreement, provided that the Investor shall not be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent's gross negligence or willful misconduct.

Section 22. Mandatory Binding Arbitration.

Each party hereto hereby mutually agrees that the sole and exclusive forum and remedy for resolution of a Claim be final and binding arbitration pursuant to this Section 22 (this "Arbitration Provision"). The arbitration shall be conducted in the nearest available location to Raleigh, North Carolina. As used in this Arbitration Provision, "Claim" shall include any past, present, or future claim, dispute, or controversy involving the Investor (or persons claiming through or connected with the Investor), on the one hand, and the Company (or persons claiming through or connected with the Company), on the other hand, relating to or arising out of this Agreement, any RSAs and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including the validity or enforceability of this Arbitration Provision, any part thereof, or the entire Agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of this Arbitration Provision is to be given the broadest possible interpretation that is enforceable.

Section 23. Waiver of Court Rights.

The parties acknowledge that they will not have a right to litigate claims through court proceedings pursuant to the Arbitration Provision, and that the arbitration process may limit each parties' rights to engage in discovery proceedings or to appeal an adverse decision. The parties hereby knowingly and voluntarily waive their rights to sue each other in a court, including the right to a trial by jury, except as provided by the rules of the arbitration forum in which a claim is filed.

[Signatures Begin on Following Page]

IN WITNESS WHEREOF, this Agreement has been duly executed as of the effective date below.

Effective Date:

COMPANY

Company:	J. Johnson & Company, L.L.C.
By:	
Printed:	Jason T Johnson
Title:	Manager and President/CEO

ADMINISTRATIVE AGENT

Company:	Stake Partners LLC
By:	
Printed:	Brandon Smith
Title:	Manager

INVESTOR ACKNOWLEDGES THAT THIS AGREEMENT INCLUDES A MANDATORY BINDING ARBITRATION CLAUSE.

INVESTOR

Investor Legal Name:	
Signature of Investor:	
Title:	
Date Signed:	
Tax ID:	
Street Address:	
City, State, Zip:	

Phone Number:

_____

DEFINITIONS

"Change in Control" means (a) the Company's consummation of a merger, consolidation, reorganization or similar business transaction, unless immediately after such transaction more than 50% of the outstanding voting power of the surviving or resulting entity is held by persons or entities who or that were members of the Company immediately before the transaction; or (b) the Company's consummation of a sale of all or substantially all of its assets.

"Closing" means the point at which the earlier of the expiration or termination of the Offering or the aggregate amount of at least $72,000.00 has been invested and the transfer of subscriber funds (net of the placement fee to be paid to Localstake Marketplace LLC on such amounts) to a deposit account maintained by the Company has been initiated, which funds shall constitute net Offering proceeds usable by the Company for the purposes outlined in the Offering Materials.

"Confidential Information" means, whether or not such information is designated or marked by the Company as confidential, proprietary or secret, (a) any and all financial, technical and other information regarding the Company and its business, products, assets or properties; and (b) any and all proprietary information, materials, know-how and trade secrets of the Company with regard to the ideas, technology, products, business or business methods (whether or not in written, electronic, machine readable or other tangible form) of the Company, any parent, subsidiary or affiliate of the Company, or any of their respective officers, directors, members, managers, employees or agents.

"Maximum Revenue Share Amount" means an amount equal to 1.5 times the Investment Amount.

"Quarterly Gross Revenue" means all gross revenues collected by the Company during the Quarterly Revenue Sharing Period. For purposes of this definition, the term "Company" shall include the Company and any existing or future parent, subsidiary or affiliate of the Company.

"Quarterly Revenue Share Amount" means an amount determined pursuant to the following formula: ((Investment Amount/Total Investment Amount) x Revenue Percentage) x Quarterly Gross Revenue for the applicable calendar quarter.

"Quarterly Revenue Sharing Period" means the period commencing with the first full calendar quarter immediately following the Closing applicable to the Investor and ending upon the termination of this Agreement.

"Revenue Percentage" means ((Total Investment Amount/$200,000.00) x 10.0% or 4.0%, whichever is greater.

"Senior Creditor(s)" includes the existing senior creditors of the Company, any commercial bank or other lending institution seeking to issue a secured loan to the Company in the future, and excludes any members or managers of the Company.

"Subscription Agreement" means the Qualified Investor Questionnaire and Subscription Agreement delivered by the Investor to the Company in connection with this Agreement.

"Total Investment Amount" shall mean the total original amount of investments actually received by the Company from all Investors subscribing for RSAs in connection with the Offering.